SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the Month of February, 2004
Commission File Number 001-11712
M-SYSTEMS FLASH DISK PIONEERS LTD.
(Translation of registrant's name in English)

7 Atir Yeda St.
Kfar Saba 44425, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes               No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-                .

This Form 6-K is incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-109338) and our Registration Statement on Form S-8 filed with the Securities and Exchange Commission (Registration No. 333-54356).

The following is included in this Report on Form 6-K:

1.	Management's Discussion and Analysis of Financial Condition and Results of Operations of the Registrant as at and for the period ended December 31, 2003

2.	Consolidated Financial Statements of the Registrant as of December 31, 2003 and 2002 and for the three-year period ended December 31, 2003

The following exhibits are furnished as part of this Report on Form 6-K:

Exhibit Number	Description
1	Consent of Kost Forer Gabbay & Kasierer (formerly Kost Forer & Gabbay)
2	Consent of BDO Seidman, LLP

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We design, develop and market innovative flash data storage solutions for digital consumer electronics markets. We primarily target two fast-growing digital consumer electronics markets: the USB flash drive market with our DiskOnKey product and the multimedia mobile handset market with our Mobile DiskOnChip product. We also sell flash data storage products targeted at the embedded systems and industrial applications markets, including our DiskOnChip and Fast Flash Disk (FFD) products.

All of our flash data storage products require flash memory components. Although we do not operate our own fabrication facilities, we have obtained capacity commitments for flash memory components as a result of our recent agreements with Samsung and Toshiba, our principal suppliers of flash memory components. We believe that these capacity commitments will support our expected growth by providing a substantial portion of our anticipated near-term flash memory component needs.

Results of Operations

The following is a brief description of certain of the line items included in our financial statements as well as trend information regarding those line items:

Revenues.    Substantially all of our revenues are generated from sales of our products. A significant portion of our product sales consists of sales of our DiskOnKey product line, sales of our DiskOnChip product line and sales of our Mobile DiskOnChip product line. For the year ended December 31, 2003, we derived approximately 60% of our revenues from sales of our DiskOnKey product line, approximately 20% of our revenues from sales of our DiskOnChip product line and approximately 12% of our revenues from sales of our Mobile DiskOnChip product line.

We began to generate revenues from our DiskOnKey product line in 2001 and from our Mobile DiskOnChip product line in 2002. Although we experienced a decline in DiskOnChip revenues for embedded systems in 2001 due to the global economic slowdown, our introduction of the DiskOnKey and Mobile DiskOnChip products have since brought us consistent revenue growth and our quarterly results have shown consecutive growth, quarter by quarter, from the third quarter of 2001 through the fourth quarter of 2003.

Because our products address rapidly growing markets, our revenue growth has been accelerating. In 2002, our revenues grew by 45% in comparison to 2001, and our revenues in 2003 grew by 101% in comparison to 2002. Our quarterly sequential revenue growth has increased from 16% in the second quarter of 2003 to 33% and 42% in the last two quarters of 2003, respectively. We expect our revenues to continue to grow in the coming quarters, though at a slower rate. Such revenue growth has placed and is expected to continue to place a strain on our operational, logistical and managerial resources. We have expanded our work force from 260 employees at January 1, 2002 to 352 employees at December 31, 2003. While we believe we have sufficient resources to manage our anticipated growth, we cannot assure you that our logistical infrastructure, systems and controls will be adequate to support such anticipated growth.

In addition to our product sales, we generate revenues from the license of our technology to third parties. In 2003, we increased our sources of licensing revenues, licensing our technology to flash memory manufacturers and manufacturers of USB flash drives, among others. Under our current license agreements, in exchange for granting the licenses, we receive license fees, royalties or access to flash memory component manufacturing capacity from the licensee company, or a combination thereof. Revenues from licensing our technology represented less than 5% of our revenues in each of 2002 and 2003. We expect that revenues from licensing our technology will increase in 2004. Given the high gross margins associated with revenues from licensing our technology, our gross profit and net income are more sensitive to changes in our license fees and royalties than to changes in product sales.

In 2003, we entered into various agreements with Toshiba, under which we began to operate in November 2003, pursuant to which we established a venture designed to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. Both Toshiba and we have obligations to conduct a portion of our USB flash drive business through the venture. Under the agreements, Toshiba has committed to provide us with a specified portion of its flash component manufacturing capacity for the portion of our USB flash drive business we conduct through the venture. In addition, Toshiba and we will each receive a percentage of the income attributable to the portion of sales of USB flash drives generated by the other party through the venture. The activities of the venture during 2003 did not have a material effect on our results of operations.

A majority of our sales have been to a limited number of customers. For the years ended December 31, 2002 and 2003, our top 10 customers accounted for 56% and 55% of our revenues, respectively. In 2003, one customer, I-O & YT PTE Ltd., a subsidiary of I-O Data Device, Inc., accounted for greater than 10% of our total revenues. We expect that sales to a limited number of customers will continue to account for a substantial portion of our revenues for at least the next several years.

Sales in Asia accounted for the majority of our revenues in 2003. For the years ended December 31, 2002 and 2003, revenues in Asia represented approximately 54% and 50% of our total revenues, respectively.

Cost of Revenues.    Our cost of revenues consists primarily of the cost of flash memory components, ASIC components and manufacturing costs (including costs of subcontractors that manufacture our products), and salaries and related personnel expenses for those engaged in the manufacture of our products. Cost of flash memory components accounts for the substantial majority of our cost of revenues.

In the event that the market price for flash components increases, we may be unable to pass these price increases on to our customers and, consequently, our cost of revenues could rise and our gross margins could be adversely impacted. For example, in the third and fourth quarters of 2003, due to increased demand for consumer electronic products, such as USB flash drives and flash memory cards for digital cameras, demand for flash memory components exceeded available supply, causing flash memory component prices to rise. Due to the higher prices for flash components in those quarters, our gross margins declined to 27% in the third quarter of 2003 and 25% in the fourth quarter of 2003, as compared to 32% in the second quarter of 2003. As a result of our recent agreements with Toshiba and Samsung, we expect our gross margins to increase in the coming quarters as compared to the fourth quarter of 2003. However, to the extent flash memory supply constraints continue, our gross margins could continue to be negatively affected.

In addition, we expect that the majority of our revenue growth in the coming quarters will come from sales of our DiskOnKey product to the USB flash drive market and sales of our Mobile DiskOnChip product to the multimedia mobile handset market. Both of these markets are very competitive with competitors using aggressive pricing strategies to gain market share, leading to pricing pressures. We expect the combination of pricing pressures and continuing flash memory component supply constraints to result in our DiskOnKey and Mobile DiskOnChip products having lower gross margins than our other products in the coming quarters. As a result, we expect that gross margins for our DiskOnKey and Mobile DiskOnChip products will continue to exert downward pressure on our overall gross margins in the coming quarters, which may not be offset by the expected improvement in our gross margins resulting from our recent agreements with Toshiba and Samsung.

Research and Development Expenses, Net.    Research and development expenses consist primarily of salaries and related personnel expenses and subcontractor costs related to the design, development and testing of new products and technologies and product enhancements. Research and development expenses are presented net of participations received or accrued from the Office of the Chief Scientist, or OCS, the Singapore-Israel Industrial Research and Development Fund, or SIIRD, and the Information Society Technology Fund, or IST. All research and development costs are expensed as incurred.

We believe that continued investment in research and development is critical to attaining our strategic objectives. During 2003, as a result of the growth in our revenues and the expected growth potential for both the DiskOnKey and the Mobile DiskOnChip products, we expanded our investments in research and development. We expect research and development expenses to increase in the future as we continue to enhance existing products and develop new products and product lines to address existing and potential markets, including our planned new removable memory card form factor for the multimedia mobile handset market.

Selling and Marketing Expenses.    Selling and marketing expenses consist primarily of salaries, commissions, participation in our partners' marketing efforts and related personnel expenses for those engaged in the sale, marketing and support of our products (including commissions payable to our independent sales representatives), as well as related trade shows and promotional and public relations expenses. During 2003, as a result of the growth in our revenues and the expected growth potential for both the DiskOnKey and the Mobile DiskOnChip products, we expanded our selling and marketing activities and invested in building new sales channels. We expect our selling and marketing expenses to increase in the future as we continue to expand our sales and marketing activities.

General and Administrative Expenses.    General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting, finance, legal and litigation, human resources, administrative and network and information systems personnel, facilities maintenance, professional fees and other general corporate expenses. As we add personnel and incur additional costs related to the growth of our business, we expect that general and administrative expenses will also increase.

Financial Income, Net.    Financial income, net consists primarily of interest earned on marketable securities and bank deposits, gains or losses from the sale of marketable securities and foreign currency translation differences resulting from the conversion of monetary balance sheet items denominated in non-dollar currencies.

Other Income.    In the fourth quarter of 2003, we recognized a capital gain of $131,000 from the sale of a portion of the shares we held in Phison Electronics Corp., a publicly-traded Taiwanese technology company.

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.

	Year Ended December 31,
	2002	2003
Revenues	100.0%	100.0%
Cost of revenues	68.5	71.6
Gross profit	31.5	28.4
Operating expenses:
Research and development, net	18.5	11.3
Selling and marketing	19.4	14.9
General and administrative	6.2	3.7
Total operating expenses	44.0	29.9
Operating loss	(12.5)	(1.5)
Financial income, net	4.0	2.0
Other income	—	0.1
Income (loss) before minority interest in losses of a subsidiary	(8.5)	0.6
Minority interest in losses of a subsidiary	—	0.1
Net income (loss)	(8.5)%	0.7%

The following table sets forth, for the periods indicated, our revenues by product line (in thousands):

	Year Ended December 31,
	2002	2003
DiskOnKey	$26,810	$77,631
DiskOnChip	25,753	25,960
Mobile DiskOnChip	3,613	14,990
Fast Flash Disk (FFD)	5,926	4,017
Other	2,715	7,456
Total	$64,817	$130,054

    Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues.    Revenues for the year ended December 31, 2003 increased by $65.2 million, or 101%, to $130.1 million from $64.8 million for the year ended December 31, 2002. Sales of our DiskOnKey products increased by $50.8 million, or 190%, to $77.6 million and sales of our Mobile DiskOnChip products increased by $11.4 million, or 315%, to $15.0 million. The increase in revenues was attributable primarily to increased sales of our DiskOnKey and Mobile DiskOnChip products.

Gross Profit.    Our gross profit for the year ended December 31, 2003 increased by $16.5 million to $36.9 million, an increase of 81% from gross profit of $20.4 million for the year ended December 31, 2002. Our gross margins declined from 31.5% for the year ended December 31, 2002 to 28.4% for the year ended December 31, 2003, due to an increase in the price of flash components as a result of a shortage in the supply of flash memory components and due to pricing pressures resulting from increasing competition. This decline was partially offset by an increase in our revenues from licensing fees and royalties.

Research and Development Expenses, Net.    Our gross research and development expenses for the year ended December 31, 2003 increased by $3.1 million to $15.4 million, an increase of 25.6% from gross research and development expenses of $12.2 million for the year ended December 31, 2002. Our net research and development expenses for the year ended December 31, 2003 increased by $2.7 million to $14.7 million, an increase of 22.9% from net research and development expenses of $12.0 million for the year ended December 31, 2002. The increase in our gross research and development expenses is attributable to our decision to increase our investments in the development of new products. As a percentage of revenues, our net research and development expenses decreased to 11.3% for the year ended December 31, 2003 from 18.5% for the year ended December 31, 2002. During the year ended December 31, 2003, we recognized $84,000, $414,000, and $177,000 of research and development grants from SIIRD, IST and OCS, respectively, compared to $63,000, $212,000 and $0 of research and development grants we recognized from SIIRD, IST and OCS, respectively, during the year ended December 31, 2002.

Selling and Marketing Expenses.    Selling and marketing expenses for the year ended December 31, 2003 increased by $6.9 million, or 55%, to $19.4 million from $12.5 million for the year ended December 31, 2002. This increase is attributable to the expansion of our sales and marketing efforts to target expected growth in the USB flash drive and multimedia mobile handset markets. As a percentage of revenues, our selling and marketing expenses decreased to 14.9% for the year ended December 31, 2003 from 19.4% for the year ended December 31, 2002.

General and Administrative Expenses.    General and administrative expenses for the year ended December 31, 2003 increased by $0.9 million, or 21%, to $4.9 million from $4.0 million for the year ended December 31, 2002. This increase is attributable mainly to expenses associated with an intellectual property litigation matter, which was settled in the third quarter of 2003. As a percentage of revenues, our general and administrative expenses decreased to 3.7% for the year ended December 31, 2003 from 6.2% for the year ended December 31, 2002.

Financial Income, Net.    Financial income, net for the year ended December 31, 2003 increased slightly by $0.1 million to $2.7 million from $2.6 million for the year ended December 31, 2002.

Minority Interest in Losses of Subsidiary.    In July 2003, we established a subsidiary, SmartCaps Ltd., to create consumer electronics devices that use our DiskOnKey as the device's data storage. The OCS has invested in SmartCaps, and currently holds 20.05% of the subsidiary's equity. During 2003, we reported minority interest in the losses of SmartCaps of $117,000.

Net Income (Loss).     For the year ended December 31, 2003, we recognized net income of $0.9 million compared to a net loss of $5.5 million for the year ended December 31, 2002.

Liquidity And Capital Resources

To date, we have funded our operations primarily through cash from operations and, to a much lesser extent, through government grants to support our selling and marketing and research and development efforts. We completed our initial public offering in March 1993. In March 2000, we completed a secondary offering of our ordinary shares, which provided net proceeds to us of approximately $149.6 million.

As of December 31, 2003, our cash, cash equivalents, bank deposits and marketable securities were $79.8 million ($46.1 million of this amount being comprised of long-term marketable securities). These balances decreased in the fourth quarter of 2003 due to our having increased inventory to meet increasing market demand and due to accelerated payments to suppliers. We believe that our cash, cash equivalents, bank deposits and short-term marketable securities (totaling $33.7 million as of December 31, 2003), together with the net proceeds from this offering, will be sufficient to fund our working capital needs and planned capital expenditures for the next twelve months.

We had no indebtedness as of December 31, 2003. As of December 31, 2003, we had authorized and available credit lines of $ 4.0 million from banks. None of the credit lines were drawn upon as of December 31, 2003. In connection with the credit lines, we agreed not to place any liens on our assets without the respective banks' consent.

On May 1, 2003, we entered into a share purchase agreement with Dr. Hans Wagner, a member of our Board of Directors, for the purchase of 500,000 unregistered ordinary shares. The shares were issued in July 2003 for total consideration of approximately $4.1 million.

In August 2003, Toshiba invested $4.0 million in our company ($3.9 million net of issuance expenses), receiving 330,811 unregistered ordinary shares at a price per share of $12.0915. In addition, we issued an option to Toshiba to purchase additional unregistered ordinary shares up to the number which would raise its total shareholding in our company (including all other ordinary shares owned by Toshiba) to 4.99% of our outstanding share capital at the time of exercise, at an exercise price equal to the closing price of our ordinary shares on Nasdaq on the last trading day before the day on which Toshiba exercises its option. The option is exercisable by Toshiba through July 30, 2004.

Net cash used in operating activities for the year ended December 31, 2003 was $22.0 million, as compared to $2.8 million for the year ended December 31, 2002. This increase was attributable primarily to changes in our working capital to support a larger revenue base, in particular to an increase in our trade receivables and inventory. Our trade receivables increased to $19.7 million at December 31, 2003 from $4.9 million at December 31, 2002. This increase reflects our increased sales in 2003. We expect trade receivables to continue to increase as our sales grow and to represent a significant portion of our working capital for the foreseeable future.

Our inventories increased from $17.1 million at December 31, 2002 to $45.9 million at December 31, 2003, in order to meet increasing market demand. Our inventory of finished goods increased from $10.7 million at December 31, 2002 to $33.1 million at December 31, 2003 due to an increase in product sales for which revenues were not recognized during the period in accordance with our revenue recognition policy and, to a lesser extent, an increase in inventory on consignment to our customers, which collectively increased from $6.1 million to $27.8 million over this same period. See also "— Critical Accounting Policies and Estimates — Revenue Recognition." We expect that our inventory levels will continue to be at higher than historical levels as our revenues continue to grow.

During 2001, as a result of a sharp reduction in the prices of flash components, and the economic slowdown that caused a decline in our sales, thereby causing prolonged inventory cycles, we re-evaluated the fair value of our inventories and recorded an inventory write-down in the cost of revenues of approximately $30.2 million.

We expect that our uses of cash in the near future will be to fund working capital and increases in selling and marketing expenditures and research and development expenditures. In addition, we may also use cash for potential investments or expenditures to secure additional sources of supply for flash memory components and potential strategic acquisitions of, or investments in, related businesses, product lines and technologies. However, we currently have no commitments for any specific acquisitions, expenditures or investments. We cannot assure you that the uses will not be different.

For the year ended December 31, 2003, the aggregate amount of our capital expenditures was $2.8 million. These expenditures were principally for the purchases of computer hardware and software and facilities improvements.

Lease Commitments

Our facilities in Omer, Israel, our subsidiaries' facilities and our vehicles are leased under several operating lease agreements, which expire on various dates, the latest of which is in 2006.

Future minimum lease commitments under non-cancelable operating leases are as follows:

	Year ended December 31,
	2004	2005	2006	Total

Facilities	$267,000	$67,000	$67,000	$401,000
Vehicles	1,085,000	916,000	378,000	2,379,000
Total	$1,352,000	$983,000	$445,000	$2,780,000

Facilities lease expenses for the years ended December 31, 2002 and 2003, were approximately $456,000 and $386,000, respectively. Vehicle lease expenses for the years ended December 31, 2002 and 2003 were approximately $763,000 and $1,169,000, respectively.

Royalty Commitments

Under our research and development agreements with the OCS and SIIRD, we are required to pay royalties at the rate of 1.5% to 5% of sales of products developed with funds provided by the OCS and SIIRD, up to an amount equal to 150% of the OCS and 100% of the SIIRD research and development grants (dollar-linked) related to such projects. In addition, the Israeli Government, through the Fund for Encouragement of Marketing Activities ("FEMA"), awarded us and our U.S. subsidiary grants for participation in expenses for overseas marketing. We are committed to pay royalties to FEMA at the rate of 3% on the increase in export sales, up to the amount of the grants received by us. As of December 31, 2003, we had outstanding obligations to pay royalties of $311,000 in respect of these various grants.

Taxation

Israeli companies are subject to corporate tax at the rate of 36%. However, the effective rate of tax of a company that derives income from an approved enterprise may be considerably lower. Most of our production facilities have been granted approved enterprise status under six separate programs pursuant to Israel's Law for the Encouragement of Capital Investments, 1959. The primary tax benefits resulting from such status are described below.

During 2001, we purchased the assets of Fortress U&T Ltd., which had a facility that had been granted approved enterprise status. In 2001, we initiated a research and development facility in Omer, Israel, at the site of Fortress' facilities. Income derived from our Omer facility is tax exempt for a 10-year period, commencing in the year in which we first recognize Israeli taxable income from that facility. However, the tax-exempt period will end no later than the earlier of 12 years from the commencement of production, or 14 years from receipt of the approval for the Omer approved enterprise. We came to an agreement with the Israeli tax authorities on the percentage of revenues which are deemed attributable to the facility in Omer.

In addition, income which is not attributable to our Omer facility and which is derived from our approved enterprises that commenced operations prior to or during 1996 is tax exempt for the first four years of the 10-year tax benefit period, and is subject to a reduced tax rate during the rest of the period. Income which is not attributable to the Omer facility and which is derived from our approved enterprises that commenced operations after 1996 is tax exempt for the first two years of the 10-year tax benefit period, and is subject to a reduced tax rate during the rest of the period. The reduced tax rate is imposed at a rate of between 10% and 25%, depending on the percentage of our ordinary shares held by non-Israelis in that remaining period (the more of our ordinary shares held by non-Israelis, the lower the tax rate). The tax benefit periods for each respective approved enterprise will commence in the year in which we first recognize Israeli taxable income from such approved enterprise, and will end no later than the earlier of 12 years from the commencement of production, or 14 years from receipt of the approval for such approved enterprise. Accordingly, the period relating to these approved enterprises will expire between 2005 and 2012. The tax benefit periods for these approved enterprises have not yet commenced except for the first program.

We manufacture part of our products outside of Israel, using foreign contract manufacturers. This might affect the tax benefits to which we are entitled. We are currently negotiating this matter with the Israeli tax authorities. Because we do not expect to report taxable income for the foreseeable future, we do not expect the outcome of these negotiations, even if adverse, to have a material impact on us.

We cannot be sure that approved enterprise programs will continue to be available, or that we will continue to qualify for benefits under such programs. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of certain conditions stipulated in the relevant laws and regulations and the criteria set forth in the certificate of approval issued to us. In the event that we do not comply with these conditions, in whole or in part, we may be required to refund the amount of the benefits, indexed to the Israeli CPI, with interest.

For the years ended December 31, 2002 and 2003, we incurred losses for tax purposes. Accordingly, we did not provide for taxes on income in the reported periods.

Inflation

Most of our sales are made in dollars, and most of our expenses are incurred in dollars or New Israeli Shekels. We have not been materially affected by changes in the rate of inflation in Israel. Inflation in the U.S. and our other markets has not had a material effect on our results of operations.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, investments, income taxes, warranty obligations, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, affect our significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition — We generate most of our revenues from selling our flash data storage products to end customers, distributors, retailers and OEMs.

In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition" ("SAB No. 104") which revises or rescinds certain sections of SAB No. 101 "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on our consolidated results of operations, consolidated financial position or consolidated cash flows.

Revenues from product sales are recognized in accordance with SAB No. 104 when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectibility is probable. Because of frequent sales price reductions and rapid technological obsolescence in the industry, sales made to distributors and retailers under agreements allowing price protection and/or a right of return are deferred until the retailers or distributors sell our products to the end customers, or the right expires.

Deferred revenues consists of amounts received from customers for which revenue has not been recognized.

We do not recognize revenues on product sales when we are uncertain of the customer's ultimate acceptance of the product due to, for example, new product introductions, or changes to product features, manufacturing processes or component design. Revenues are not recognized on these product sales until such time as we believe the customer's acceptance of the product is reasonably certain. Such product sales are included in inventory until such time as the revenues are recognized.

We also do not recognize revenues on product sales when we are unable to determine the ability of the customer to honor a commitment to make fixed and determinable payments. Revenues are not recognized on these product sales until the customer proves consistency of payments made pursuant to agreed terms. Such product sales are included in inventory until such time as the revenues are recognized.

Royalties from licensing the right to use our technology are recognized when the related sales are made. We determine such sales by receiving confirmation of sales subject to royalties from licensees. We recognize license fees and fixed non-refundable royalties ratably over the term of the license.

Inventory Valuation — Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time horizons, valuation of existing inventory, as well as product life-cycle and product development plans. The estimates of future demand that we use in the valuation of inventory are the basis for the revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from slow moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, market conditions, and, specifically, prices of flash components.

Warranties — We provide for the estimated cost of product warranties at the time revenue is recognized. The products we sell are covered by a warranty for periods ranging from one year to five years. We accrue a warranty reserve for estimated costs to provide warranty services. Our estimate of costs to service the warranty obligations is based on historical experience and expectation of future conditions. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase, resulting in decreased gross profits.

Investment in other companies — Investment in other companies is recorded at cost. Our investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable.

Functional Currency

The dollar is the primary currency in the economic environment in which we operate. Most of our sales are made outside of Israel and are denominated in dollars. Most of our purchases of materials and components are made outside of Israel and are denominated in dollars. In addition, most marketing and service costs are incurred in dollars. As a result, our functional and reporting currency is the dollar.

Recent Developments

In October 2003, Jaco Electronics, Inc. (one of our distributors) filed a claim against our U.S. subsidiary. In this action, the claimant alleged, among other things, that there was fraud and misappropriation in connection with Jaco's purchase of the assets of Reptron Electronics, Inc. (a former distributor of ours). Jaco's fraud and related claims arise out of alleged assurances by our U.S. subsidiary in connection with Jaco's purchase of the assets of Reptron. Jaco's misappropriation claim arises out of the alleged use of certain information from Jaco reports. The claimant is demanding monetary damages in an amount of not less than $10.4 million plus punitive damages. We intend to vigorously defend the case. We filed a motion to dismiss the complaint on December 12, 2003. Briefing is continuing on that motion. At this stage, we are unable to estimate the financial consequences, if any, of this action.

On December 31, 2003, we entered into an agreement with Samsung broadening our existing relationship. Under this agreement, Samsung agreed to provide us with a specified portion of its raw flash component manufacturing capacity available to third parties at more favorable pricing terms than under our previous arrangement. The agreement is effective for a period of four years. As part of the agreement, we granted Samsung a license to all of our patents for any products produced by Samsung until the expiration of the last to expire licensed patent. We also agreed not to pursue any action for infringement of our patents against any customer of Samsung for use of our patents to manufacture flash data storage devices, provided that the customer uses both flash components and controllers sourced from Samsung. In exchange for the license, Samsung agreed to pay us a fixed stream of payments through the term of the agreement.

INDEX TO FINANCIAL STATEMENTS

M-SYSTEMS FLASH DISK PIONEERS LTD. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
M-SYSTEMS FLASH DISK PIONEERS LTD.

We have audited the accompanying consolidated balance sheets of M-Systems Flash Disk Pioneers Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a wholly-owned subsidiary, which statements reflect total assets constituting 2.9% out of the Company's total consolidated assets as of December 31, 2002 and total revenues constituting 28% and 26% out of the Company's total consolidated revenues for the years ended December 31, 2001 and 2002, respectively. These financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for this subsidiary is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
January 18, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors of
M-Systems, Inc.

We have audited the balance sheets of M-Systems, Inc. (a wholly owned subsidiary of M-Systems Flash Disk Pioneers Ltd.) as of December 31, 2002 and 2001 and the related statements of operations, shareholders deficiency, and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M-Systems, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 5, the Company's revenues consist of commission income from its parent company that are generated under terms and conditions prescribed by its parent company. Further, as of December 31, 2002, the Company has a net liability of $10,354,000 due to its parent company and is economically dependant upon its parent company for continuing financial support. The accompanying financial statements of M-Systems, Inc. may not necessarily be indicative of the financial position, results of operations and cash flows of the Company had it operated without its affiliation with and continuing financial support of its parent company.

/s/ BDO Seidman, LLP

San Jose, California
January 8, 2003

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share data

	December 31,
	2002	2003
ASSETS
Current Assets:
Cash and cash equivalents	$29,833	$25,218
Short-term bank deposits	23,364	1,161
Short-term marketable securities (Note 3)	10,836	7,356
Trade receivables (net of allowance for doubtful accounts — $102 in 2002 and $246 in 2003)	4,920	19,722
Other accounts receivable and prepaid expenses	1,962	3,162
Inventories (Note 4)	17,100	45,857
Total current assets	88,015	102,476
Long-term investments:
Severance pay funds	1,763	2,532
Long-term marketable securities (Note 3)	30,061	46,072
Long-term investments (Note 5)	10,616	11,360
Total long-term investments	42,440	59,964
Property and equipment, net (Note 6)	16,756	17,481
Other intangible assets, net (Note 7)	991	567
Total assets	$148,202	$180,488
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Trade payables	$8,044	$17,785
Deferred revenues	4,759	11,920
Other accounts payable and accrued expenses (Note 8)	4,915	6,944
Total current liabilities	17,718	36,649
Accrued severance pay	2,194	3,190
Minority interest in a subsidiary	—	24
Commitments and contingent liabilities (Note 9)
Shareholders' equity (Note 10):
Share capital:
Ordinary shares of NIS 0.001 par value: Authorized — 100,000,000 shares at December 31, 2002 and 2003; Issued and outstanding — 27,485,361 shares at December 31, 2002 and 29,082,615 shares at December 31, 2003	8	8
Additional paid-in capital	185,387	196,808
Accumulated deficit	(57,105)	(56,191)
Total shareholders' equity	128,290	140,625
Total liabilities and shareholders' equity	$148,202	$180,488

The accompanying notes are an integral part of the consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,
	2001	2002	2003
Revenues (Note 14)	$44,678	$64,817	$130,054
Cost of revenues	30,356	44,415	93,114
Inventory write-down (Note 4)	30,217	—	—
Gross profit (loss)	(15,895)	20,402	36,940
Operating expenses:
Research and development, net (Note 13a)	13,290	11,974	14,714
Selling and marketing	12,122	12,547	19,419
General and administrative	3,913	4,000	4,852
Total operating expenses	29,325	28,521	38,985
Operating loss	(45,220)	(8,119)	(2,045)
Financial income, net (Note 13b)	4,628	2,619	2,711
Other income (expenses)	(1,193)	—	131
Income (loss) before minority interest in losses of a subsidiary	(41,785)	(5,500)	797
Minority interest in losses of a subsidiary	—	—	117
Net income (loss)	$(41,785)	$(5,500)	$914
Basic and diluted net earnings (loss) per share (Note 11)	$(1.56)	$(0.20)	$0.03

The accompanying notes are an integral part of the consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity
Balance as of January 1, 2001	$8	$187,356	$(4,738)	$(7)	$(9,820)		$172,799
Exercise of options, net	*) —	562	—	—	—		562
Reversal of accrued issuance expenses	—	1,315	—	—	—		1,315
Issuance of shares related to employees stock purchase plan	*) —	153	—	—	—		153
Cancellation of treasury stock	—	(4,738)	4,738	—	—		—
Other comprehensive income (loss):
Reclassification adjustment to available for sale marketable securities	—	—	—	7	—	$7	7
Net loss	—	—	—	—	(41,785)	(41,785)	(41,785)
Total comprehensive loss						$(41,778)
Balance as of December 31, 2001	8	184,648	—	—	(51,605)		133,051
Exercise of options, net	*) —	303	—	—	—		303
Exercise of warrants by investors	*) —	*) —	—	—	—		*) —
Issuance of shares related to employees stock purchase plan	*) —	436	—	—	—		436
Other comprehensive income (loss):
Net loss	—	—	—	—	(5,500)	$(5,500)	(5,500)
Total comprehensive loss						$(5,500)
Balance as of December 31, 2002	8	185,387	—	—	(57,105)		128,290
Issuance of shares, net	*) —	7,898	—	—	—		7,898
Exercise of options, net	*) —	2,918	—	—	—		2,918
Issuance of shares related to employees stock purchase plan	*) —	605	—	—	—		605
Other comprehensive income (loss):
Net income	—	—	—	—	914	$914	914
Total comprehensive income						$914
Balance as of December 31, 2003	$8	$196,808	$—	$—	$(56,191)		$140,625

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	$(41,785)	$(5,500)	$914
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization of other intangible assets	2,213	2,234	2,480
Amortization of goodwill	65	—	—
Accrued interest on short-term bank deposits	(783)	(502)	(121)
Interest accrued, amortization of premium and accretion of discount on held-to-maturity marketable securities	27	167	606
Write-off of long-term investment in KeyNetica Inc.	1,012	—	—
Capital loss (gain) from sale of property and equipment	181	—	—
Gain on sale of available for sale and held to maturity marketable securities	(106)	(70)	—
Gain on sale of investment in Phison	—	—	(131)
Accrued severance pay, net	15	(80)	227
Minority interest in losses of subsidiary	—	—	(117)
Decrease (increase) in trade receivables	2,031	205	(14,802)
Decrease (increase) in other accounts receivable and prepaid expenses	477	(903)	(1,212)
Decrease (increase) in inventories	25,907	(5,469)	(28,757)
Increase (decrease) in trade payables	(380)	5,248	9,741
Increase in deferred revenues	1,755	1,840	7,161
Increase (decrease) in other accounts payable and accrued expenses	(455)	79	2,029
Net cash used in operating activities	(9,826)	(2,751)	(21,982)
Cash flows from investing activities:
Investment in held to maturity marketable securities	(29,435)	(30,955)	(31,194)
Purchase of property and equipment	(14,735)	(1,292)	(2,805)
Investment in long-term lease deposits	(50)	7	(68)
Loans to employees, net	(64)	(76)	(27)
Proceeds paid by the minority shareholder for the establishment of a subsidiary	—	—	141
Proceeds from sale and maturity of available for sale and held to maturity marketable securities	11,092	11,283	18,057
Proceeds from sales of property and equipment	86	33	24
Proceeds from sale of investment in Phison	—	—	150
Short-term bank deposits, net	47,709	(22,862)	22,324
Investment in private companies	—	(207)	(656)
Purchase of the minority interest in a subsidiary	(235)	—	—
Net cash provided by (used in) investing activities	14,368	(44,069)	5,946

The accompanying notes are an integral part of the consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
Cash flows from financing activities:
Proceeds from issuance of share capital, net	—	—	7,898
Proceeds from exercise of options, net	562	303	2,918
Proceeds from issuance of shares related to employees stock purchase plan	153	436	605
Net cash provided by financing activities	715	739	11,421
Increase (decrease) in cash and cash equivalents	5,257	(46,081)	(4,615)
Cash and cash equivalents at the beginning of the year	70,657	75,914	29,833
Cash and cash equivalents at the end of the year	$75,914	$29,833	$25,218
Non-cash activities:
Issuance expenses payable (reversal)	$(1,315)	$—	$—
Realized losses on available for sale marketable securities	$7	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

Note 1: — General

a.	M-Systems Flash Disk Pioneers Ltd. (the "Company") designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. The Company's products are primarily focused on two fast-growing digital consumer electronics markets: the Company's DiskOnKey products target the USB (universal serial bus) flash drive market and the Company's Mobile DiskOnChip products primarily target the multimedia mobile handset market. The Company's DiskOnKey product is a personal, portable, thumb-sized flash disk drive for the storage and transfer of digital data files, including media files such as pictures and audio files. The Company's DiskOnChip product jointly developed with Toshiba Corporation ("Toshiba") is a monolithic flash disk product, combining flash memory and a controller on a single die. Mobile DiskOnChip, the Company's next generation DiskOnChip product, is a high-capacity and high performance flash data storage solution for the multimedia mobile handset market. In addition to flash data storage products targeting the USB flash drive and multimedia mobile handset markets, the Company also sells flash data storage products targeting the embedded systems and industrial applications markets. The Company's DiskOnChip for embedded systems provides the functionality of a mechanical hard drive on a solid-state silicon chip. The Company also sells its FFD (Fast Flash Disk) product, a ruggedized solid state flash disk product for industrial applications that require reliable and high performance data storage.

As of December 31, 2003, the Company has wholly-owned subsidiaries in the United States, Netherlands, Taiwan, China, U.K., Japan and Israel, and an Israeli subsidiary in which the Company holds a 79.95% interest.

b.	The Company's flash memory based products require flash components, which are currently supplied by Toshiba and Samsung Electronics Co., Ltd. ("Samsung"). The Company depends on Toshiba and Samsung for flash memory components and any shortage or disruption in its supply from these sources or achievement of lower yield than expected will adversely affect the Company's results of operations and financial condition. The Company expects to depend upon Toshiba and Samsung for a significant portion of its anticipated flash memory requirements. If either Toshiba or Samsung fails to comply with its supply commitment to the Company or closes down or downsizes its flash business, or if either Toshiba or Samsung terminates its supplier relationship with the Company or supplies the Company with flash memory components with low yields, the Company's business, financial condition and operating results will be adversely affected. In addition, if those flash component suppliers do not continue to invest in the required advancements in their flash technology and flash products, the Company's business, financial condition and operating results may suffer.

In addition, the Company depends on Toshiba as a single source for its Mobile DiskOnChip, DiskOnChip Millennium and DiskOnChip Millennium Plus products, and expects to depend on Toshiba as a single source for future DiskOnChip products. Toshiba not only provides the flash components but also manufactures and assembles the finished product. If Toshiba were to close down or downsize its flash business, experience manufacturing problems or delays for any reason, including experiencing difficulty in obtaining sufficient raw materials, work stoppages, or excessive demand for its manufacturing capacity, the Company may be unable to fill its customers' orders for this product or unable to fulfill them in a timely fashion, which would result in lost sales and significantly lower revenues.

The Company relies on third parties to manufacture and supply components for its products, including the capacitors, printed circuit boards and the application specific integrated circuit ("ASIC") components used in the DiskOnKey and in some of the DiskOnChip products. For some components, the Company relies on a single source of supply. In particular, the Company

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

has an agreement with Atmel Sarl, its single source for supply of ASIC components for the DiskOnKey products. Because the Company depends on individual suppliers for certain key components, and generally does not have a long-term supply contract with its suppliers, it faces the risk of inadequate component supply, price increases, late deliveries and poor component quality, as suppliers may terminate their relationships with the Company or pursue other relationships with the Company's competitors.

For information regarding the Company's principal markets and major customers, see Note 14.

c.	In July 2003, the Company announced a set of new agreements with Toshiba that broadened its existing strategic relationship. The new agreements consisted principally of a master purchase agreement for the provision of flash components and Mobile DiskOnChip and DiskOnChip products, a cross-license agreement, a development and license agreement, agreements establishing a venture relating to USB flash drives, and a share purchase agreement for the investment in the Company's ordinary shares by Toshiba.

Under the master purchase agreement, Toshiba has improved the overall terms under which the Company purchases from Toshiba raw flash components and Mobile DiskOnChip and DiskOnChip products. Under this agreement, the Company is required to make rolling forecasts that are binding on the Company to varying extents, and Toshiba is committed to supplying the Company with flash components and Mobile DiskOnChip and DiskOnChip products in accordance with the Company's forecasts. The agreement has a seven-year term.

The cross-licensing agreement with Toshiba provides Toshiba with a license to all patents of the Company and provides the Company with a license to specified patents of Toshiba.

The development and license agreement provides for the development of new Mobile DiskOnChip and DiskOnChip products. Under this agreement, which terminates in 2018 except for certain provisions related to development which terminate in 2010, the Company licensed certain of its intellectual property to Toshiba for the production and sale of the jointly developed products in exchange for royalties.

In addition, the Company and Toshiba established, under a set of agreements, a venture designed to enable the Company and Toshiba to benefit from a portion of each party's respective sales of USB flash drives (see also Note 5).

Under the share purchase agreement, the Company issued 330,811 ordinary shares to Toshiba at fair market value, for total consideration of $3,877 (net of issuance expenses in the amount of $123), and granted Toshiba an option, exercisable until July 30, 2004, to increase its stake in the Company to up to 4.99% of the aggregate shares outstanding at the time of exercise, through the purchase of additional ordinary shares from the Company at a price equal to the closing price per share on the last trading day prior to exercise of the option.

d.	In July 2003, as part of a framework agreement for start-up companies signed on April 15, 2003 with the State of Israel, the Company established a new subsidiary, SmartCaps Ltd. ("SmartCaps"). SmartCaps was formed for the research, development and marketing of consumer electronics applications related to the DiskOnKey line of products. The State of Israel, through the Office of the Chief Scientist, has committed to match the Company's investment in SmartCaps up to a total amount of approximately $550. In consideration of their respective investments, each of the Company and the State of Israel will receive 250,000 preferred shares, NIS 0.01 par value. Pursuant to an agreement between the Company and the State of Israel, the Company will have sole control over the management of SmartCaps, including all voting rights and the right to nominate all board members. Under the agreement, the Company has a call option to purchase

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

the State of Israel's holding in SmartCaps at any time until the earlier of an initial public offering of SmartCaps or five years from the day of investment. The exercise price of the option will be equal to the amount invested by the State of Israel plus interest, as described in the agreement. Under certain circumstances, the State of Israel has a put option to sell its holding in SmartCaps to the Company at the same exercise price as the call option described above. As of December 31, 2003, the Company had invested the entire $550 amount, while the State of Israel had invested approximately $141. As a result, the Company currently holds 79.95% of the share capital of SmartCaps, which may decrease to as low as 50% at such time as the State of Israel completes its investment commitment.

Note 2: — Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Financial statements in U.S. dollars:

A majority of the revenues of the Company and its subsidiaries is generated in U.S. dollars ("dollars"). In addition, a substantial portion of the Company's and its subsidiaries' costs is incurred in dollars. Since management believes that the dollar is the primary currency in the economic environment in which the Company and each of its subsidiaries operate, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expense, as appropriate.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries ("the Group"). Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months, but less than one year. Short-term bank deposits are presented at their cost, including accrued interest. The deposits are in U.S. dollars and bear annual interest at an average rate of 1.15%.

Marketable securities:

The Company accounts for investments in marketable securities in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. As of December 31, 2003 and 2002, the Company classified all its marketable securities as held to maturity.

Debt securities which the Company does not intend or is not able to hold to maturity are classified as available-for-sale, along with any investments in equity securities that have not been classified as trading securities. Securities designated as available for sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity — accumulated other comprehensive income (loss).

The cost of debt securities held to maturity is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as interest and decline in value judged to be other than temporary, are included in financial income, net. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-downs are provided to cover risks arising from slow-moving items, excess inventories, technological obsolescence or market prices lower than cost. In 2001, the Company re-evaluated the fair value of its inventories and wrote-down $30,217.

Cost is determined as follows:

Raw materials, parts and supplies — using the moving average cost method.

Work in progress and finished products:

Raw materials and components — using the moving average cost method.

Labor, overhead and subcontracted work — on the basis of actual costs.

Investments in other companies:

The investments in other companies are stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investees.

The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18"). During 2001, the Company recorded a write off of its investments in KeyNetica in the amount of $1,012. As of December 31, 2003, based on management's most recent analyses, no additional impairment losses have been identified.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Building	4
Computers, manufacturing and peripheral equipment	20 - 33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Over the term of the lease

Other intangible assets:

Intangible assets that arose from acquisitions prior to July 1, 2001 are amortized on a straight-line basis over their useful life in accordance with Accounting Principles Board Opinion No. 17 "Intangible Assets" ("APB No. 17"), over the following periods:

Weighted average amortization period in years
Core Technology	3
Patents and know-how	3
Other	5
Total	3

Impairment of long-lived assets:

The Company's and its subsidiaries' long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment for Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2003, no impairment losses have been identified.

Goodwill:

Goodwill represents the excess of the costs over the fair value of net assets of businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, on a straight-line basis over 5 years. Under SFAS No. 142, goodwill acquired in a business combination on or after July 1, 2001 is not amortized.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to a reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Based on its most recent analysis, management believes that no impairment of intangible assets exists as of December 31, 2003.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Revenue recognition:

The Company and its subsidiaries generate most of their revenues from selling their data storage products to end customers, distributors, retailers and Original Equipment Manufacturers ("OEM").

In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104") which revises or rescinds certain sections of SAB No. 101 "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company's consolidated result of operations, consolidated financial position or consolidated cash flows.

Revenues from product sales are recognized in accordance with SAB No. 104 when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectibility is probable. Because of frequent sales price reductions and rapid technological obsolescence in the industry, sales made to distributors and retailers under agreements allowing price protection and/or a right of return are deferred until the distributors or retailers sell the Company's products to the end customers, or the right expires.

Deferred revenues consists of amounts received from customers for which revenue has not been recognized.

The Company does not recognize revenues on product sales when the Company is uncertain of the customer's ultimate acceptance of the product due to, for example, new product introductions, or changes to product features, manufacturing processes or component design. Revenues are not recognized on these product sales until such time as the Company believes the customer's acceptance of the product is reasonably certain. Such product sales are included in inventory until such time as the revenues are recognized.

The Company also does not recognize revenues on product sales when it is unable to determine the ability of the customer to honor a commitment to make fixed and determinable payments. Revenues are not recognized on these product sales until the customer proves consistency of payments made pursuant to agreed terms. Such product sales are included in inventory until such time as the revenues are recognized.

Royalties from licensing the right to use the Company's technology are recognized when the related sales are made. The Company determines such sales by receiving confirmation of sales subject to royalties from licensees. The Company recognizes license fees and fixed non-refundable royalties ratably over the term of the license.

Research and development costs, net

Research and development costs, net of grants received, are charged to the statements of operations as incurred.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Royalty and non-royalty bearing grants:

Royalty-bearing grants from the Government of Israel and others for funding approved research and development projects and for funding marketing activities are recognized at the time the Company and its subsidiary are entitled to such grants, based on costs incurred, and are recorded as a deduction from research and development costs, and selling and marketing expenses, respectively (see also Notes 9 and 13a).

In addition, during 2003, the Company received non-royalty-bearing grants from the Information Society Technology Fund ("IST") in the amount of $ 415 for its participation in the secure mobile payments and services on chip project ("SN-PAYSOC"). The grants are not required to be repaid and are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and are recorded as a deduction of research and development costs.

Warranty costs:

The Company provides warranties for periods between 12 - 60 months at no extra charge. A provision is recorded for estimated warranty costs based on the Company's experience. Warranty expenses for the years ended December 31, 2001, 2002 and 2003 were approximately $ 200, $272 and $166, respectively.

Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 were $ 195, $ 132 and $125, respectively.

Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities and trade receivables.

Cash and cash equivalents and short-term bank deposits are invested mainly in U.S. dollars in deposits with major banks worldwide (mainly in Israel, the United States, the Cayman Islands, England and France). Such deposits may be in excess of insured limits and may not be insured at all in some jurisdictions. Management believes that the financial institutions that hold the investments of the Company and its subsidiaries are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, the Far East and Europe. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral, additional guarantees or advanced payments. The Company and its subsidiaries perform ongoing credit evaluations of their customers and to date have not experienced material losses. An allowance for doubtful accounts is determined with respect to specific receivables whose collection may be doubtful.

Investments in marketable securities are conducted through investment banks in France and the United States, and include investments in government and corporate debts. Management believes that the financial institutions that hold the Company's investments are financially sound and that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these investments.

The Company and its subsidiaries have no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's options is less than the market value of the underlying shares on the date of grant, compensation expense is recognized and amortized over the vesting period.

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation" ("SFAS No. 148"), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

Under Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), pro forma information regarding net income (loss) and net earnings (loss) per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option pricing model, with the following weighted-average assumptions for each of the years ended December 31, 2001, 2002 and 2003: expected volatility of 104%, 62% and 71%, respectively; a risk-free interest rate of 2%, 1.5% and 1%, respectively; dividend yield of 0% for all years; and a weighted-average expected life of 3.25 years for all years presented.

For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expenses over the options' vesting period, which is four years.

Pro forma information under SFAS No. 123:

	Year ended December 31,
	2001	2002	2003
Net income (loss) as reported	$(41,785)	$(5,500)	$914
Deduct — stock-based compensation expense determined under fair value method for all awards	4,580	4,475	5,328
Pro forma net loss	$(46,365)	$(9,975)	$(4,414)
Pro forma basic and diluted net loss per share	$(1.74)	$(0.37)	$(0.16)
Basic and diluted net earnings (loss) per share, as reported	$(1.56)	$(0.20)	$0.03

Severance pay:

The Company's liability for severance pay is calculated pursuant to Israeli and Taiwanese severance pay laws as applicable to the relevant employees, based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees in Israel is fully covered by monthly deposits with severance pay funds, insurance policies and an accrual. The value of those policies is recorded as an asset in the Company's balance sheet.

The Company's liability for all of its employees in Taiwan is not covered by deposits with severance pay funds or insurance policies, but only by an accrual.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

The deposited funds for the Company's Israeli employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2001, 2002 and 2003 amounted to approximately $ 501, $ 531 and $1,067, respectively.

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and other accounts receivable, and trade payables and other accounts payable approximate their fair value due to the short-term maturities of such instruments.

The fair value of marketable securities was based on the quoted market prices (see Note 3).

Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS No. 128").

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share since they had an anti-dilutive effect was 3,519,902, 3,635,851 and 346,052 for 2001, 2002 and 2003, respectively.

Note 3: — Marketable Securities

The following is a summary of held-to-maturity marketable securities:

	December 31,
	2002				2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value
Government debts	$10,041	$434	$(9)	$10,466	$15,636	$334	$(136)	$15,834
Corporate debts	30,856	975	—	31,831	37,792	765	(355)	38,202
	$40,897	$1,409	$(9)	$42,297	$53,428	$1,099	$(491)	$54,036

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2003 are:

	Amortized cost	Estimated fair market value
2004 (short-term marketable securities)	$7,356	$7,391
2005	18,013	18,421
2006	8,263	8,683
2007	5,218	5,441
2008	2,091	2,054
2010	1,013	995
2013	4,054	3,934
2015	2,000	2,000
2018	5,420	5,117
	$53,428	$54,036

The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity "accumulated other comprehensive losses" amounted to $ 7, $ 0 and $0 in 2001, 2002 and 2003, respectively.

During 2002, the Company sold several marketable securities for consideration of $8,283, and several of the securities were redeemed for consideration of $3,000. The marketable securities were sold before their maturity, due to deterioration of their credit rating. As a result of the sale, the Company recorded gain in the amount of $70 in financial income. During 2003, several of the securities were redeemed for consideration of $18,057.

Note 4: — Inventories

	December 31,
	2002	2003
Raw materials	$3,021	$2,314
Work in progress	3,367	10,431
Finished goods	10,712	33,112
	$17,100	$45,857

Finished goods include product sales for which revenues were not recognized during the period in accordance with the Company's revenue recognition policy (see also Note 2) and, to a lesser extent, inventory on consignment to the Company's customers, which collectively amounted to $6,069 at December 31, 2002 and $27,801 at December 31, 2003.

During 2001, as a result of a sharp reduction in the prices of flash components, and the economic slowdown that caused a decline in the Company's sales, thereby causing prolonged inventory cycles, the Company re-evaluated the fair value of its inventories and recorded an inventory write-down in the cost of revenues of approximately $30,217.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Note 5: — Long-Term Investments

	December 31,
	2002	2003
Investment in Saifun Semiconductors Ltd. (1)	$10,000	$10,000
Investment in Phison Electronics Corp. (2)	207	494
Investment in venture with Toshiba (3)	—	350
Employee loans and lease deposits	409	516
	$10,616	$11,360

(1)	In October 2000, the Company purchased 586,080 of the outstanding Preferred B shares of NIS 0.01 par value of Saifun Semiconductors Ltd. ("Saifun") for $10,000. Saifun is a privately held Israeli company engaged in research, development, production and marketing of flash memory products and technology. Saifun's founder, Chief Executive Officer and director was, until December 2002, a member of the Board of Directors of the Company. As of December 31, 2003, the investment represents approximately 2.5% of the outstanding shares of Saifun.
(2)	During the first quarter of 2002, the Company signed a share purchase agreement, as amended, with Phison Electronics Corp. ("Phison"), a Taiwanese company, to purchase 550,000 preferred shares TWD 10 par value for $513. In April 2002, the Company purchased 184,000 additional preferred shares, TWD 10 par value, of Phison for $207.
In June 2003, the Company purchased 366,000 additional preferred shares, TWD 10 par value of Phison for $306. In December 2003, the Company sold 30,000 of its shares in Phison for $150 and recorded a capital gain in the amount of $131, which is included in other income.
As of December 31, 2003, the investment represents approximately 4% of the outstanding shares of Phison.
(3)	During the fourth quarter of 2003, the Company established a venture with Toshiba ("the Venture"), designed to enable the Company and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. Each of the Company and Toshiba invested $350 in the Venture. The Venture is jointly held and equally controlled by Toshiba and the Company. Both Toshiba and the Company have obligations to conduct a portion of their USB flash drive business through the Venture and each will receive a percentage of the income attributable to the portion of sales of USB flash drives generated by the other party through the venture. The impact of the Venture's activity during 2003 on the Company's results of operations was not material. The Company is currently evaluating the accounting treatment of the Venture on the Company's future financial statements (see also Note 1).

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Note 6: — Property and Equipment, Net

	December 31,
	2002	2003
Cost:
Land and building (1)	$14,633	$14,960
Computers, manufacturing and peripheral equipment	6,042	8,312
Office furniture and equipment	1,639	1,616
Motor vehicles	182	124
Leasehold improvements (1)	433	488
	22,929	25,500
Accumulated depreciation	6,173	8,019
Depreciated cost	$16,756	$17,481

(1)	In April 2001, the Company acquired its facility and nearby land in Kfar-Saba, Israel, for approximately $10,500. In addition, the Company reclassified during 2001 the leasehold improvements related to the facility in Kfar-Saba in the amount of $3,290 to the cost of the building.
a.	For charges, see Note 9.
b.	Depreciation expenses for the years ended December 31, 2001, 2002 and 2003, were $ 1,584, $ 1,709 and $2,056, respectively.

Note 7: — Other Intangible Assets, Net

a.	Other assets:

	December 31,
	2002	2003
Original amount:
Core technology	$1,243	$1,243
Patents and know-how	248	248
Other	252	252
	1,743	1,743
Accumulated Amortization:
Core technology	931	1,243
Patents and know-how	185	248
Other	113	162
	1,229	1,653
Amortized cost	$514	$90

In September 2000, the Company acquired the business and assets of Fortress U&T Ltd. ("Fortress"), for $ 8,456 in cash. Fortress was a privately held Israeli company engaged in developing, marketing and selling security applications.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

The acquisition was accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16 "Business Combinations" ("APB No. 16"), and accordingly the purchase price of $8,456 was allocated according to the estimated fair value of the assets acquired.

The Company recorded a one-time expense in September 2000, in the amount of $ 6,215, to write off in-process research and development acquired from Fortress, for which technological feasibility had not yet been established and for which no alternative future use existed.

b.	Goodwill:

In June 1998, the Company established a subsidiary in Japan, M-Systems Flash Disk Pioneers (Japan), Inc. ("MSJ"). The Company owned 67% of this company. In June 2001, the Company exercised its option and purchased all the remaining shares of MSJ held by the minority shareholders for total cash consideration of $ 235. The acquisition was accounted for on the basis of the purchase method of accounting and the purchase price was allocated to goodwill.

As part of the acquisition of the business and assets of Fortress, the Company allocated $326 of the purchase price to goodwill.

As of December 31, 2002 and 2003, the amortized cost of the goodwill from both acquisitions was $477.

c.	Amortization expense amounted to $ 694, $ 525 and $424 for the years ended December 31, 2001, 2002 and 2003, respectively.

d.	Estimated amortization expenses for the years ended:

December 31,
2004	2005
$50	$40

Note 8: — Other Accounts Payable and Accrued Expenses

	December 31,
	2002	2003
Employees and payroll accruals	$2,187	$3,358
Accrued expenses	2,130	2,695
Accrued royalty expenses	166	459
Provision for warranty	272	272
ESPP obligation	59	154
Other	101	6
	$4,915	$6,944

Note 9: — Commitments and Contingent Liabilities

Royalty commitments:

a.	Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and Singapore-Israel Industrial Research and Development ("SIIRD"), the Company is required to pay royalties at the rate of 1.5%-5% of sales of products developed with funds provided by the OCS and SIIRD, up to an amount equal to 150% of the OCS and

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

100% of the SIIRD research and development grants (dollar-linked) related to such projects. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits.

The Company has expensed royalties relating to repayment of grants from the OCS and SIIRD of $ 0, $ 0 and $459 for the years ended December 31, 2001, 2002 and 2003, respectively. The royalties were recorded in cost of revenues.

As of December 31, 2003, the Company had an outstanding contingent obligation to pay royalties of $ 311, in respect of these grants.

b.	The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company and its U.S. subsidiary grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities at the rate of 3% of the increase in export sales, up to the dollar amount of the grants received by the Company.

The Company has expensed royalties relating to repayment of grants from the Fund for Encouragement of Marketing Activities and BIRD-F of $ 5, $ 0 and $23 for the years ended December 31, 2001, 2002 and 2003, respectively. The royalties were recorded as selling and marketing expenses.

As of December 31, 2003, the Company had outstanding obligations to pay royalties of $ 46 in respect of these grants.

Lease commitments:

The Company's facilities in Omer, Israel, its subsidiaries facilities and its vehicles are leased under several operating lease agreements, which expire on various dates, the latest of which is in 2006.

Future minimum lease commitments under non-cancelable operating leases, are as follows:

	Year ended December 31,
	Facilities	Vehicles	Total
2004	$267	$1,085	$1,352
2005	67	916	983
2006	67	378	445
	$401	$2,379	$2,780

Facilities lease expenses for the years ended December 31, 2001, 2002 and 2003, were approximately $ 384, $ 456 and $386, respectively.

Vehicles lease expenses for the years ended December 31, 2001, 2002 and 2003 were approximately $ 606, $ 763 and $1,169, respectively.

Guarantees:

The Company issued a guarantee in the amount of $137 in connection with a lawsuit against one of its suppliers.

The Company has provided additional guarantees in the amount of approximately $36 in connection with its U.K. subsidiary's bank account.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

The Company has guaranteed SmartCaps' liabilities and commitments to its bank.

Lines of credit:

As of December 31, 2003, the Company had authorized and available credit lines of $ 4,000 from banks.

In connection with the credit lines, the Company agreed not to place any liens on its assets without the respective banks' consent.

Charges:

The land and the building are free and clear of all encumbrances except for a mortgage over the building securing a loan taken out by the sellers from Bank Leumi Le-Israel. The outstanding balance of that loan is covered in full by escrowed funds to be delivered to the sellers only upon the receipt of various necessary permits and third party approvals, at which point the escrowed funds are to be applied to pay off the loan and remove the mortgage.

Litigation:

In October 2003, Jaco Electronics Inc. (a distributor of the Company) ("Jaco") filed a claim against the Company's U.S. subsidiary. In this action, the claimant alleged, among other things, fraud and misappropriation in connection with Jaco's purchase of the assets of Reptron Electronics Inc. (a former distributor of the Company). Jaco's fraud and related claims arise out of alleged assurances by the Company's U.S. subsidiary in connection with Jaco's purchase of the assets of Reptron. Jaco's misappropriation claim arises out of the alleged use of certain information from Jaco reports. The claimant is seeking monetary damages in an amount of not less than $10,400, plus punitive damages. The Company intends to vigorously defend the case. The Company filed a motion to dismiss the complaint on December 12, 2003. At this stage, the Company and its legal advisors are unable to estimate the financial consequences, if any, of this action.

Note 10: — Shareholders' Equity

The Ordinary shares of the Company are traded on the NASDAQ National Market.

General:

The Ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

In July 1999, the Company issued an aggregate of 1,818,182 Ordinary shares to investors for net proceeds of $4,753. The Company also granted to the investors warrants, exercisable into 1,038,962 Ordinary shares, at a price of $2.875 per share. The warrants were exercisable until December 31, 2002. On April 1, 2000, 415,584 warrants were exercised for 383,508 shares through a cashless exercise mechanism and on December 31, 2002, the remaining 623,378 warrants were exercised for 406,140 shares, through a cashless exercise mechanism as well.

In May 2003, the Company entered into a Share Purchase Agreement with a director, for the purchase by the director of 500,000 unregistered Ordinary shares of the Company, at fair market value. In July 2003, the shares were issued for $ 4,021 (net of issuance expenses of $ 84).

In August 2003, the Company issued 330,811 unregistered Ordinary shares to Toshiba, at fair market value, for $3,877 (net of issuance expenses of $123) and granted Toshiba an option, exercisable until July 30, 2004, to increase its stake in the Company to up to 4.99% of the

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

aggregate shares outstanding at the time of exercise, through the purchase of additional Ordinary shares from the Company at a price equal to the closing price per share on the last trading day prior to exercise of the option (see also Note 1).

Stock option plans:

a.	Between 1993 and 2002, the Company implemented two Employee Stock Option Plans, the Incentive and Restricted Stock Option Plan ("the IRSO Plan") and the Employee Stock Option Plan ("the ESOP Plan") for directors, officers, employees, consultants and contractors of the Company and its subsidiaries. The options were granted at an exercise price that was equal to the fair market value of a share at the date of grant and vested over a period of four years, 50% after two years and an additional 25% per year thereafter. The IRSO Plan and ESOP Plan expired in 2003.

b.	In November 2002, the Company approved a new option plan known as the "2003 Stock Option and Restricted Stock Incentive Plan" (the "2003 Plan"). Under the 2003 Plan, 5,000,000 options to purchase Ordinary shares were reserved for grant to employees, officers, directors, service providers and consultants of the Company and its subsidiaries. As of December 31, 2003, options to purchase 1,808,950 Ordinary shares remained available for future grant. The exercise prices of options granted under the 2003 Plan are to be determined by the Board of Directors at the time of grant. The options granted generally expire no later than 10 years from the date of grant. The 2003 Plan expires in 2013. Any options that are cancelled or forfeited before expiration become available for future grant.

The options vest over a period of four years, with the first portion vesting not earlier than two years after the grant of the option.

c.	In December 2003, the Board of Directors of the Company approved a grant of 112,000 options to certain directors, subject to the approval and ratification by the Company's shareholders.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

d.	The following is a summary of the Company's employees' and directors' option activity under the IRSO, ESOP and 2003 Plan and related information:

	Year ended December 31,
	2001		2002		2003
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at beginning of year	2,742,928	$7.33	3,560,138	$6.37	3,813,654	$6.30
Granted	1,628,480	$5.37	855,166	$6.68	3,143,900	$10.64
Exercised	(294,370)	$1.92	(154,250)	$1.96	(683,095)	$4.31
Forfeited	(516,900)	$10.87	(447,400)	$9.04	(400,400)	$6.86
Options outstanding at end of year	3,560,138	$6.37	3,813,654	$6.30	5,874,059	$8.81
Options exercisable at end of year	760,048	$2.50	1,213,003	$5.47	1,449,926	$6.50
Weighted average fair value of options granted during the year, at grant date		$3.45		$2.92		$5.27

The options outstanding as of December 31, 2003, under the IRSO, ESOP and 2003 Plans have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of options exercisable
$1.75 – 2.75	535,408	4.52	$1.94	535,408	$1.94
$3.25 – 4.30	527,140	7.58	$4.23	253,050	$4.18
$5.30 – 5.75	1,760,450	9.15	$5.42	—	$—
$6.00 – 6.20	554,560	6.99	$6.03	272,610	$6.05
$7.02 – 7.40	456,316	8.29	$7.18	4,100	$7.20
$8.05 – 10.88	139,550	8.96	$8.74	18,450	$9.48
$12.00 – 15.66	559,685	7.63	$12.82	260,558	$12.37
$16.20 – 17.70	1,213,350	9.89	$17.45	10,500	$16.25
$18.00 – 25.00	127,600	6.43	$21.82	95,250	$21.83
	5,874,059	8.26	$8.81	1,449,926	$6.50

All options were granted at exercise prices that were equal to or higher than market prices at the date of grant and, therefore, no compensation cost was charged against income in respect of the aforementioned plans in the years ended December 31, 2001, 2002 and 2003.

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AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Employee Stock Purchase Plan ("ESPP"):

During 2001, the Company adopted its Global and U.S. ESPP (the "Stock Purchase Plans"). The Stock Purchase Plans provide eligible employees with the opportunity to purchase up to 550,000 Ordinary shares under the Global ESPP and 200,000 Ordinary shares under the U.S. ESPP. Under the plans' terms, employees may purchase shares through periodic deductions of 1% - 10% of their salary. The number of shares to be issued in return for amounts deducted in a six-month period (the "Offering Period") will be determined at the end of the Offering Period and will be equal to the lower of 85% of the closing bid of the Company's shares on the Nasdaq National Market on the first day or the last day of the Offering Period. During 2001, 2002 and 2003, the Company issued 18,313, 64,592 and 83,348 Ordinary shares, respectively, to eligible employees at average prices of $8.35, $6.85 and $7.31 per share, respectively.

As of December 31, 2003, 583,747 Ordinary shares are available for future issuances under the Stock Purchase Plan.

Treasury stock:

In 1998, the Company sold a former subsidiary based in Taiwan, to certain shareholders of the subsidiary. As part of the agreement, the Company returned 6,045,500 shares of the subsidiary to those shareholders and in exchange, those shareholders transferred 1,330,000 Ordinary shares of the Company to one of the Company's wholly-owned subsidiaries.

The Company accounted for the investment by its subsidiary in its shares as treasury stock at the cost of $4,738. In 2001, the Company canceled the treasury stock and recorded the cancellation against additional paid-in capital.

Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax-exempt earnings.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Note 11: — Net Earnings (Loss) Per Share

The following table sets forth the computation of historical basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2001	2002	2003
Numerator:
Net income (loss)	$(41,785)	$(5,500)	$914
Numerator for basic net earnings (loss) per share — income (loss) available to Ordinary shareholders	$(41,785)	$(5,500)	$914
Numerator for diluted net earnings (loss) per share — net income (loss) available to Ordinary shareholders after assumed exercises	$(41,785)	$(5,500)	$914
Denominator:
Denominator for basic net earnings (loss) per share	26,715,683	26,953,410	28,178,228
Effect of dilutive securities:
Employee stock options and stock purchase plan	*) —	*) —	2,335,257
Warrants to investors	*) —	*) —	*) —
Dilutive potential Ordinary shares	—	—	2,335,257
Denominator for diluted net earnings (loss) per share	26,715,683	26,953,410	30,513,485

*)	Anti-dilutive.

Note 12: — Income Taxes

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Capital Investment Law"):

Most of the Company's and its Israeli subsidiary's production facilities have been granted "Approved Enterprise" status under the Capital Investments Law under six separate investment programs. Pursuant to the Capital Investments Law, the Company has elected the "alternative benefits" and has waived Government grants in return for a tax exemption.

The Company is also a "foreign investors' company", as defined by the Capital Investments Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10% and 25% (based on the percentage of foreign ownership in each taxable year).

Income derived from the first investment program which commenced in 1992 and expired in 1998 was tax-exempt for a period of two years (1992 and 1993), and was subject to tax at the reduced rate of 20%, for an additional period of five years ended in 1998. The period of benefits for this program ended in 1998.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

For the Company's other five investment programs, the tax benefits are as follows: Income derived from investment programs, that commenced operations prior to or during 1996 is tax exempt for the first four years of the 10-year tax benefit period, and is entitled to a reduced tax rate of 20% during the remaining benefit period. Income derived from investment programs that commenced operations after 1996, is tax exempt for the first two years of the 10-year tax benefit period, and is entitled to a reduced tax rate of 20% during the remaining benefit period. The period of benefits for all these investment programs has not yet commenced, since the Company has not yet reported taxable income.

The period of tax benefits detailed above is subject to time limits of the earlier of 12 years from commencement of production, or 14 years from receiving the approval. Accordingly, the period of benefits relating to all investment programs will expire in the years 2005 through 2012.

In connection with the purchase of Fortress, the Company established a research and development facility in Omer, Israel, at the site of Fortress' facilities. Income derived from the Omer facility is tax exempt for a 10-year period. The Company reached an agreement with the Israeli tax authorities on the percentage of revenues which are deemed attributable to the facility in Omer.

The Company manufactures part of its products outside of Israel, using foreign contract manufacturers. This might affect the tax benefits to which the Company is entitled. The Company is currently negotiating this matter with the Israeli tax authorities. Because the Company does not expect to report taxable income for the foreseeable future, the Company does not expect the outcome of these negotiations, even if adverse, to have a material impact on it.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Capital Investments Law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. In the event of a distribution of such tax-exempt income including, among other things, a cash dividend in a manner other than upon the complete liquidation of the Company, the Company will be required to pay tax at the rate of 20% on the amount distributed. In addition, these dividends will be subject to 15% withholding tax.

The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred taxes have been provided on income attributable to the Company's "Approved Enterprise".

The Capital Investments Law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" during the first five tax years.

If the Company derives income from sources other than an "Approved Enterprise", such income will be taxable at the regular corporate tax rate of 36%.

Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company and its Israeli subsidiary currently qualify as an "industrial company" under the above law and, as such, are entitled to certain tax benefits, mainly accelerated depreciation of machinery, equipment and building, and the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

Taxable income under the Inflationary Income Tax (Inflationary Adjustments) Law 1985:

Results of the Company and its Israeli subsidiary for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli Consumer Price Index (the "CPI"). As explained in Note 2, the financial statements are presented in U.S. dollars. The difference between the rate of change in Israeli CPI and the rate of change in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforward of subsidiaries	$4,459	$4,761
Reserve and allowances	1,041	929
Total deferred tax asset before valuation allowance	5,500	5,690
Valuation allowance	(5,500)	(5,690)
Net deferred tax asset	$—	$—

As of December 31, 2003, the Company's subsidiaries have provided valuation allowances of approximately $ 5,690 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. The net change in the valuation allowance in 2003 amounted to $194. Management currently believes that since the Company's subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

Income (loss) before minority interest consists of the following:

	Year ended December 31,
	2001	2002	2003
Domestic	$(36,356)	$(1,509)	$956
Foreign	(5,429)	(3,991)	(159)
	$(41,785)	$(5,500)	$797

Net operating loss carryforward:

The Company and its Israeli subsidiary have accumulated losses for Israeli income tax purposes as of December 31, 2003, in the amount of approximately $ 58,000. These losses may be carried forward (linked to the Israeli CPI) and offset against taxable income in the future for an indefinite period. The Company expects that during the period these tax losses are utilized, its income would be substantially tax-exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these consolidated financial statements.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

As of December 31, 2003, M-Systems, Inc. had U.S. federal net operating loss carryforwards of approximately $ 11,883 that can be carried forward and offset against taxable income and that expire during the years 2009 to 2023. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2003, M-Systems Taiwan and M-Systems Japan had net operating loss carryforwards of approximately $1,496 and $2,176, respectively, which can be carried forward and offset against taxable income and which expire during the years 2004 to 2007.

Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

In 2001, 2002 and 2003, the main reconciling item of the statutory tax rate of the Company (36%) to the effective tax rate (0%) is tax loss carryforwards and other deferred tax assets for which a full valuation allowance was provided.

Note 13: — Selected Statements of Operations Data

	Year ended December 31,
	2001	2002	2003
a. Research and development expenses, net:
Total expenses	$13,350	$12,249	$15,389
Less — grants and participations	60	275	675
	$13,290	$11,974	$14,714
b. Financial income, net:
Financial income:
Interest on marketable securities, net	$729	$1,391	$1,928
Interest on bank deposits	4,018	1,164	511
Gain on sale of held to maturity marketable securities	48	70	—
Gain on sale of available for sale marketable securities	58	—	—
Foreign currency translation differences	225	157	453
Other	62	117	196
	5,140	2,899	3,088
Financial expenses:
Foreign currency translation differences	389	174	206
Bank commissions	77	74	101
Other	46	32	70
	512	280	377
Financial income, net	$4,628	$2,619	$2,711

Note 14: — Customers and Geographic Information

The Company adopted Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131").The Company manages its business on a basis of one reportable segment. See Note 1 for a description of the Company's business. Total revenues are attributed to geographic areas based on the location of customers.

M-SYSTEMS FLASH DISK PIONEERS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  — (Continued)
U.S. dollars in thousands, except share data

The following presents total revenues and long-lived assets as of and for the years ended December 31, 2001, 2002 and 2003:

	2001		2002		2003
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
Israel	$2,435	$17,346	$1,678	$16,923	$2,955	$17,652
United States	17,130	157	17,248	117	41,021	96
Europe	9,223	15	10,605	4	21,031	1
Taiwan	7,835	114	8,282	100	22,623	116
Japan	4,635	31	22,177	76	26,014	78
Far East (excluding Taiwan and Japan)	3,420	20	4,827	15	16,410	15
	$44,678	$17,683	$64,817	$17,235	$130,054	$17,958

Total revenues from external customers, divided on the basis of the Company's product lines, are as follows:

	Year ended December 31,
	2001	2002	2003
DiskOnKey	$6,606	$26,810	$77,631
DiskOnChip	27,440	25,753	25,960
Mobile DiskOnChip	—	3,613	14,990
Fast Flash Disks (FFD)	5,389	5,926	4,017
Other	5,243	2,715	7,456
	$44,678	$64,817	$130,054

Major customers data as a percentage of total revenues:

	Year ended December 31,
	2001	2002	2003
Customer A	3%	15%	16%
Customer B	6%	10%	3%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-SYSTEMS FLASH DISK PIONEERS, LTD.

Date: February 2, 2004	By: /s/ RONIT MAOR
Ronit Maor Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1	Consent of Kost Forer Gabbay & Kasierer (formerly Kost Forer & Gabbay)
2	Consent of BDO Seidman, LLP